Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

September 18, 2023

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Lisa N. Larkin, Senior Counsel

CC:	David Manion, Staff Accountant

Re:	Crescent Private Credit Income Corp.

File Nos. 333-268622 and 814-01599

Dear Ms. Larkin and Mr. Manion:

This letter is sent on behalf of Crescent Private Credit Income Corp. (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) communicated via teleconference to Monica J. Shilling and H. Thomas Felix of Kirkland & Ellis LLP on August 4, 2023, August 7, 2023, September 7, 2023 and September 8, 2023 regarding Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).

Please note that the Fund today filed with the Commission Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement reflecting, among other things, the revisions set forth below.

For convenience, we have set forth below, in italics, the text of the Staff’s comments prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that revisions with respect to one portion of the Registration Statement are applicable to all similar portions of the Registration Statement.

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Securities and Exchange Commission

September 18, 2023

Page 2 — Q. What type of investments do you make?

1. Comment: In the first paragraph, the disclosure states that the Fund “will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies, and related equity securities (including equity securities added to debt instruments to make them more desirable, such as warrants or preferred equity securities, as well as investments in equity securities of issuers of loans, bonds or other credit instruments owned by us).” While these equity securities were obtained as part of a “private credit investment,” they are not credit instruments, and the SEC does not believe they are appropriately covered in the 80% policy. The reverse would be true if an equity investment included credit instruments for purposes of an 80% equity policy. Please revise the 80% policy to remove reference to related equity securities.

Response: The Fund has revised the disclosure as requested on pages 2, 80 and 94 of the Prospectus as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~):

“Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit investments (loans, bonds and other credit instruments that are issued in private offerings or issued by private companies~~, and related equity securities (including equity securities added to debt instruments to make them more desirable, such as warrants or preferred equity securities, as well as investments in equity securities of issuers of loans, bonds or other credit instruments owned by us)~~).”

Page 31 — Risk Factors – Risks Relating to Our Business and Structure – Our Board may change our investment objectives, operating policies and strategies without prior notice or stockholder approval.

2. Comment: Please revise the disclosure to add explicit language regarding the 60 day notice to shareholders required pursuant to Rule 35d-1 under the 1940 Act to change the Fund’s 80% policy.

Response: The Fund has revised the disclosure as requested on page 32 of the Prospectus as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text):

“Our Board has the authority, except as otherwise provided in the Investment Company Act or state law, as described below, to modify or waive certain of our investment objectives, operating policies and strategies without prior notice and without stockholder approval. Pursuant to Rule 35d-1 under the Investment Company Act, we may not change our investment strategy with respect to 80% of our total assets without 60 days’ prior notice to stockholders.”

Securities and Exchange Commission

September 18, 2023

Page 67 — We may enter into side letters or similar arrangements.

3. Comment: We note your response to comment 22 in the prior comment letter. Please supplementally confirm that the Fund will not have any side letter arrangements.

Response: The Fund supplementally confirms that it will not have any side letter arrangements.

Page 88 — Off-Balance Sheet Arrangements

4. Comment: Please add detail to the disclosure on, or supplementally explain, the terms of the indemnification and warranty provisions, potential liabilities and to the extent appropriate what the potential risks could be.

Response: The Fund advises the Staff that the disclosure was previously revised in order to respond to a comment from a state in connection with the Blue Sky process. The Fund has revisited this state’s comment and has revised the disclosure to revert to the disclosure from the Pre-Effective Registration Statement on Form N-2 filed on December 2, 2022, along with additional disclosure that is responsive to the previously referenced state’s comment on page 87 of the Prospectus as set forth below (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~; addition of the underlined text, indicated textually in the same manner as the following example: underlined text):

“Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not expect to have any off-balance sheet financings or liabilities. ~~In the ordinary course of its business, the Fund is expected to enter into contracts or agreements that contain indemnifications or warranties. Future events could occur which may give rise to liabilities arising from these provisions against us. We believe that the likelihood of such an event is remote; however, the maximum potential exposure is unknown.~~ Our investment portfolio may contain investments that are in the form of lines of credit or unfunded commitments, which require us to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. Unfunded commitments to provide funds to portfolio companies are not reflected on our Statements of Assets and Liabilities. These commitments are subject to the same underwriting and ongoing portfolio maintenance as are the on-balance sheet financial instruments that we hold. Since these commitments may expire without being drawn, the total commitment amount does not necessarily represent future cash requirements. As of June 30, 2023, we had aggregate unfunded commitments totaling $0.6 million. See Note 6 to the Fund’s unaudited financial statements for the period from May 5, 2023 (Commencement of Operations) through June 30, 2023 contained in this registration statement for more information on our commitments.”

Securities and Exchange Commission

September 18, 2023

Pages 108-110 — Directors

5. Comment: Please add a short parenthetical description of the businesses that are listed under “Principal Occupation”. See Item 18.1, Instruction 3.

Response: The Fund has revised the disclosure as requested on pages 112-114 of the Prospectus.

Page 164 — Share Repurchase Program

6. Comment: We note your response to comment 32 in the prior comment letter. The second full sentence at the top of page 165 is inconsistent with Rule 13(e)(4) on its face and must be removed. As noted, Item 4 of Rule 14(d)-100 (Schedule TO) incorporating Item 1004(a)(1)(i) and (ii) of Regulation MA requires an offeror in a cash offer to state at the commencement of the offer not only a total number of shares being sought, but also a specified amount of cash per share being offered rather than a measure to be used to determine those figures at a later time. Furthermore, Item 7 of Rule 14(d)-100 (Schedule TO) incorporating Item 1007(a) of Regulation MA requires disclosure also at commencement of the offer of the total amount of funds required to purchase the maximum amount of securities being sought, which can only be calculated and stated once the total number of shares sought and the offered cash per share has been determined. Despite your response, the Staff is not asserting that NAV per share cannot be used as a measure to determine the amount of cash per share being offered. Of course, NAV per share, calculated for instance as of the day of commencement of the offer, can be used to establish this amount of cash per share. Rule 102 of Regulation M does not place restrictions on the timing of the NAV calculation and must of course be read in conjunction with the requirements of Regulation 14D. Please also be aware that any tender offer actually conducted by the Fund that does not comply with the foregoing is subject to review and comment by the Staff.

Response: The Fund notes that, for decades, closed-end funds have engaged in tender offers at net asset values that are not known at the time of the commencement of the offer, a practice that has been accepted and permitted by the Staff.1

The Staff has even acknowledged that this practice is permitted by Staff no-action guidance and reflects the policy that “the basic rationale for the Commission’s allowance of closed-end company share repurchases is to provide a mechanism for shareholder liquidity at net asset value.”2

[1]

See Protecting Investors: A Half Century of Investment Company Regulation Division of Investment Management United States Securities and Exchange Commission May 1992 at 449 (“Currently, closed-end companies making tender offers repurchase their shares at the net asset value calculated as of the close of business on the date on which the offer expires . . . .” (emphasis added)).

[2]

Id. at 450; note 104 (“The use of net asset value has departed from traditional practice in other issuer tender offers. First, tender offers generally must state a fixed dollar amount for the price offered because schedule 13E-4 in Item l(b) requires the issuer to state “the exact amount of such securities being sought and the consideration being offered therefor.” For most portfolios, stating a dollar amount would not be possible if the offer is to be made at net asset value. But see, e.g., Baldwin Securities Corporation (pub. avail. Dee. 24, 1986) (exemption granted for tender offer by closed-end company where consideration would be adjusted net asset value).

Securities and Exchange Commission

September 18, 2023

The Fund notes that all five non-traded BDCs that had their registration statements declared effective this calendar year contained disclosure in their registration statements stating that the net asset value at which shares will be repurchased will not be available until after the expiration of the applicable tender offer, so shareholders will not know the exact price of shares in the tender offer when they make their decision whether to tender their shares.3

This practice also is similar to registered funds of funds (that do not operate as interval funds and redeem their shares pursuant to Rule 23c-3), where those funds are permitted to delay cash payments to tendering shareholders for up to 65 days after the close of their tender offers—those funds also continue to strike the net asset value for their shares using a valuation date that is after the expiration of the relevant tender offer; a practice that the Staff acknowledged and accepted during discussions with industry participants over the last two years. In addition, as noted above, listed closed-end funds offer to repurchase their shares at the net asset value (or a percentage of the net asset value) calculated on the expiration date, which is obviously not known as of the commencement date.4

However, at the request of the Staff, the Fund has revised the disclosure on pages 171-172 of the Prospectus as set forth below, with the understanding that the Staff continues to consider its position on this matter (deletion of the stricken text, indicated textually in the same manner as the following example: ~~stricken text~~):

“The Fund will repurchase shares from stockholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all stockholders. When the Board determines that the Fund will repurchase shares, notice will be provided to stockholders describing the terms of that particular offer, containing information stockholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Stockholders deciding

[3]

Registration Statement on Form N-2 of Golub Capital Private Credit Fund at page 133 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1930087/000110465923087876/none-20230630x424b3.htm); Registration Statement on Form N-2 of PGIM Private Credit Fund at page 129 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1923622/000110465923041709/puk-20230329xn2.htm); Registration Statement on Form N-2 of Fidelity Private Credit Fund at page 138 (available at https://www.sec.gov/Archives/edgar/data/1920453/000119312523003256/d449683dn2a.htm); Registration Statement on Form N-2 of Ares Strategic Income Fund at page 135 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1918712/000110465923047410/asif-20230202xn2.htm); and Registration Statement on Form N-2 of Bain Capital Private Credit at page 84 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1918712/000110465923047410/asif-20230202xn2.htm).

[4]	See note 3, supra.

Securities and Exchange Commission

September 18, 2023

whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at: www.crescentprivatecredit.com. ~~However, our repurchase offers will generally use the NAV on or around the last calendar day of a month designated by our Board during the applicable quarter, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of shares in the tender offer when you make your decision whether to tender your Common Shares.~~ Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.”

Accounting Comments

7. Comment: Please update the financial information in the N-2 to include financial statements as of June 30, 2023. If available, please include financial statements and notes as required under Rule 12-12 of Regulation S-X for items related to portfolio companies. Please include information regarding net assets, NAV and any Sun Life investment information, if available.

Response: The Fund has revised the disclosure to include financial statements as of June 30, 2023.

8. Comment: Please update the N-2 for information regarding the Sun Life amounts invested and committed amounts remaining.

Response: The Fund has revised the disclosure as requested on page 26 and 87 of the Prospectus.

9. Comment: Please supplementally confirm whether the Fund has entered into a financing facility or if the Fund plans to enter into a financing facility within the first year of operations.

Response: The Fund supplementally confirms that it plans to enter into a financing facility within the first year of operations. The Fund has included the estimated costs of interest payments on borrowed funds in the fee table on page 27 of the Prospectus, consistent with the requirements of Item 3.1 of Form N-2, as well as strategy and risk disclosure on pages 13 and 39 of the Prospectus that reflect the Fund’s potential use of leverage for investment purposes.

10. Comment: Please add disclosure to the fee table related to the Expense Support and Conditional Reimbursement Agreement regarding conditions related to recoupment made within three years.

Response: The Fund has revised the disclosure as requested on page 29 of the Prospectus as set forth below (addition of the underlined text, indicated textually in the same manner as the following example: underlined text):

Securities and Exchange Commission

September 18, 2023

“We have entered into an Expense Support and Conditional Reimbursement Agreement with our investment adviser. Our investment adviser may elect to pay certain of our expenses, including, but not limited to, organization and offering expenses, administration expenses, management fees and incentive fees, on our behalf (each such payment, an “Expense Payment”), provided that no portion of an Expense Payment will be used to pay any interest expense or stockholder servicing and/or distribution fees of the Fund. Any Expense Payment that our investment adviser has committed to pay must be paid by our investment adviser to us or on behalf of us in any combination of cash or other immediately available funds no later than forty-five days after such election was made in writing by our investment adviser, and/or offset against amounts due from us to our investment adviser or its affiliates. If our investment adviser elects to pay certain of our expenses, our investment adviser will be entitled to reimbursement of such expenses from us if, following any calendar month, Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s stockholders. The Fund shall pay such Excess Operating Funds (as defined below), or a portion thereof, to our investment adviser until such time as all Expense Payments made by our investment adviser to or on behalf of the Fund within three years prior to the last business day of the applicable calendar month have been reimbursed.”

11. Comment: Please update the seed financials to show the Fund’s statement of operations related to organization and offering costs, which have been incurred as of the seed audit date and may be paid by the Fund. The Staff would expect organization and offering costs to be disclosed as a deferred cost and liability of the Fund.

Given the factors and events discussed via teleconference with Monica J. Shilling and H. Thomas Felix of Kirkland & Ellis LLP on September 8, 2023, please discuss in correspondence how the conclusion of “reasonably possible” as opposed to “probable” can be classified as a contingency at July 18, 2023, the date the financial statements were issued. Please include in your response an analysis of US GAAP, including ASC 855-10-25 and ASC 855-10-55-1, supporting why the factors noted are considered a non-recognized subsequent event.

Response: The Fund advises the Staff that it has performed an analysis under the provisions of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 450-20 and believes that it has complied with the disclosure requirements of ASC 450-20.

As disclosed in the Fund’s financial statement as of May 4, 2023, the Fund’s obligation to reimburse the Adviser for organizational and offering expenses paid on its behalf is contingent upon the commencement of the public offering of its shares to unaffiliated investors. The only capital commitment to the Fund through the date of this letter is seed capital provided by affiliates.

Securities and Exchange Commission

September 18, 2023

ASC 450-20 requires an estimated loss from a loss contingency to be accrued as a charge to income if both of the following conditions are met: (a) information as of the date of the financial statements indicates that it is probable (i.e., the future event is likely to occur) that one or more future events will occur confirming the fact that a liability had been incurred; and (b) the amount of the loss can be reasonably estimated. In such case, the estimated loss is required to be accrued as a charge to income. Disclosure of the contingency, but no accrual, is required if there is at least a reasonable possibility that a loss or an additional loss will occur and either of the following conditions exist: (y) an accrual is not made for a loss contingency because the conditions described in (a) and (b) above are not met; or (z) an exposure to the loss potentially exists in excess of the amount accrued. If disclosure is required, the disclosure must include the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

The Fund advises the Staff that the Fund does not expect to reimburse the Adviser pursuant to the Expense Support and Conditional Reimbursement Agreement if the registered offering of Common Shares pursuant to the Registration Statement is not considered successful. Instead, the Fund expects that it would wind down by liquidating its assets in accordance with the Fund’s Co-Investment Exemptive Order and that the remainder of any commitment would be cancelled.

The $150 million commitment to the Fund and the draw down of a portion thereof, is solely with respect to affiliates of the Fund who are seeding the Fund. Such capital commitment and the issuance of Common Shares thereunder, does not make the commencement of the Offering pursuant to the Registration Statement more likely than reasonably possible. Instead, such commitment demonstrates necessary financial support from an affiliate. As noted above, should a public offering of the Fund’s Common Shares not be successful pursuant to the Registration Statement, the Fund expects that it would wind down by liquidating its assets in accordance with the Fund’s Co-Investment Exemptive Order and that the remainder of any commitment would be cancelled.

Similarly, the July 17, 2023, engagement of Emerson does not make the commencement of the Offering more likely than reasonably possible. It is a necessary, administrative step towards preparing for the commencement of the Offering. No fees are due to Emerson until after the offering commences and investor commitments are accepted.

While it is reasonably possible that the Offering will commence, we cannot conclude that it is probable until (1) regulatory approval has been obtained and (2) a decision is made, after consideration of current market conditions and the likelihood of success, to commence the offering. The Fund notes that it has considered ASC 855-10-25 and ASC 855-10-55-1, which contain guidance on recognized and unrecognized subsequent events. The Fund respectfully submits that such guidance would only be applicable if there are events between the balance sheet date and the date the financials have been issued that change the probability assessment. As noted above, no events have occurred subsequent to May 4, 2023, and through the date of this correspondence, that have affected our probability assessment for the Offering.

Securities and Exchange Commission

September 18, 2023

Based on the facts described above, the Fund respectfully advises the Staff that it believes that it has complied with the accounting and disclosure requirements of ASC 450-20. At the time the financial statements were issued, and through the date of this letter, it was not probable that the Fund would be obligated to reimburse the Adviser pursuant to the Expense Support and Conditional Reimbursement because the commencement of the public offering to unaffiliated investors is affected by factors that are outside the control of the Fund and the amount and timing of shares to be sold to unaffiliated investors cannot be reasonably estimated. Specifically, the process of the Commission’s review and comment on the Registration Statement, the state Blue Sky review process and general market conditions that could cause delays to the anticipated timing of the Offering and its ultimate success. In accordance with ASC 450-20-25 when the Common Shares are publicly offered and the initial unaffiliated investor commitment is closed, or probable to close, the Fund will recognize organizational and offering costs in accordance with the requirements of ASC 720 and ASC 946, as disclosed in the financial statements.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shiling, P.C.
Monica J. Shilling, P.C.

cc: Via E-mail
Nicole M. Runyan, P.C., Kirkland & Ellis LLP
H. Thomas Felix, Kirkland & Ellis LLP
Lisa Nosal, Kirkland & Ellis LLP
George Hawley, Crescent Private Credit Income Corp.